Kelly Strategic ETF Trust
7887 East Belleview Avenue, Suite 1100
Denver, Colorado 80111

October 8, 2021

Mr. Ryan Sutcliffe
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

    Re:    Kelly Strategic ETF Trust
Registration Statement on Form N-1A
File Nos. 333-258490, 811-23723

Dear Mr. Sutcliffe:

This correspondence is being filed in response to your letter dated September 3, 2021, in connection with the SEC Staff’s review of the registration statement (the “Registration Statement”) of Kelly Strategic ETF Trust (the “Trust”) filed on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (“1940 Act”) on behalf of the Strategic E- Commerce & Logistics Sector ETF, Strategic Fintech & Digital Payments Sector ETF, Strategic Internet of Things Technology ETF, Strategic Hotel & Lodging Sector ETF, Strategic Residential & Apartment Real Estate ETF, Strategic Technology & E-Commerce Real Estate ETF, and Strategic CRISPR & Gene Editing Technology ETF (the “Funds”).

For your convenience, each comment has been reproduced below with a response following the comment. Capitalized terms not otherwise defined have the same meaning as in the Trust’s registration statement. A redline has been provided for your convenience and Pre-Effective Amendment Number 1 to the Registration Statement (“PEA No. 1”) will reflect the revisions discussed in this letter.

Article VIII, Section 2—Derivative and Direct Actions

1.Please disclose in an appropriate location in the Prospectus a summary of the Declaration of Trust’s requirements related to derivative and direct actions in Article VIII, Section 2 (Derivative and Direct Actions).

Response: The Trust responds by adding the following language to the Statement of Additional Information:

SHAREHOLDER ACTIONS
The Declaration of Trust provides a detailed process for the bringing of derivative or direct actions by shareholders in order to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to a Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by three unrelated shareholders must first be made on a Fund’s Trustees. The Declaration of Trust details various information, certifications, undertakings and acknowledgments that must be included in the demand. Following receipt of the demand, the trustees have a period of 90 days, which may be extended by an additional 60 days, to consider the demand. If a majority of the Trustees who are considered independent for the purposes of considering the demand determine that maintaining the suit would not be in the best interests of the Fund, the Trustees are required to reject the demand and the complaining shareholders may not proceed with the derivative action unless the shareholders are able to sustain the burden of proof to a court that the decision of the Trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Fund. The Declaration of Trust further provides that shareholders owning Shares representing no less than a majority of a Fund’s outstanding shares must join in bringing the derivative action. If a demand is rejected, the complaining shareholders will be responsible for the costs and expenses (including attorneys’ fees) incurred by the Fund in connection with the consideration of the demand, if a court determines that the demand was made without reasonable cause or for an improper purpose. If a derivative action is brought in violation of the Declaration of Trust, the shareholders bringing the action may be responsible for the Fund’s costs, including attorneys’ fees, if a court determines that the action was brought without reasonable cause or for an improper purpose. The Declaration of Trust provides that no shareholder may bring a direct action claiming injury as a shareholder of the Trust, or any Fund, where the matters alleged (if true) would give rise to a claim by the Trust or by the Trust on behalf of a Fund, unless the shareholder has suffered an injury distinct from that suffered by the shareholders of the Trust, or the Fund, generally. Under the Declaration of Trust, a shareholder bringing a direct claim must be a shareholder of the Fund with respect to which the direct action is brought at the time of the injury complained of, or have acquired the shares afterwards by operation of law from a person who was a shareholder at that time. The Declaration of Trust further provides that a Fund shall be responsible for payment of attorneys’ fees and legal expenses incurred by a complaining shareholder only if required by law, and any attorneys’ fees that the Fund is obligated to pay shall be calculated using reasonable hourly rates. These provisions do not apply to claims brought under the federal securities laws.

The Declaration of Trust also requires that actions by shareholders against a Fund be brought exclusively in a federal or state court located within the State of Delaware. Limiting shareholders’ ability to bring actions only in courts located in Delaware may cause shareholders economic hardship to litigate the action in those courts, including paying for traveling expenses of witnesses and counsel, requiring retaining local counsel, and may limit shareholders’ ability to bring a claim in a judicial forum that shareholders find favorable for disputes, which may discourage such actions.

2.Please revise Article VIII, Section 2 (Derivative and Direct Actions) of the Declaration of Trust to state that Section 2 does not apply to claims arising under the federal securities laws. Please also disclose in an appropriate location in the Prospectus the provision and that the provision does not apply to claims arising under the federal securities laws.

Response: The Trust confirms that a revision has been made to Article VIII, Section 2 of the Declaration of Trust. See the response to question 1 above. An Amended and Restated Declaration of Trust has been filed as an exhibit to PEA No. 1.

Article VIII, Section 7(c)—Choice of Forum Provision

3.Please disclose in an appropriate location in the Prospectus the federal forum provision and the corresponding risks (e.g., that shareholders may have to bring suit in an inconvenient and less favorable forum).

Response: The Trust confirms that language has been added to the statement of additional information as shown in response to question 1 above.

Prospectus

4.Please provide full index methodologies for all funds.

Response: The Trust confirms that a copy of the full index methodology has been provided separately.

All Funds—Fee and Expense Table and Example

5.General Instruction C.3(b) of Form N-1A states, “Other Information. A Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.” Please conform the paragraph immediately following “Fees and Expenses of the Fund” to the required language of Form N-1A, or explain why alternate language should be permitted.

Response: The Trust has updated the disclosure so that it is consistent with the relevant portion of the instruction from Form N-1A. The revised language is provided below:

This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the tables and examples below.

6.Please provide fees and expenses sufficiently in advance of effectiveness for review.

Response: The Trust confirms that fees and expenses will be provided sufficiently in advance of effectiveness for review.

7.Please confirm that acquired fund fees and expenses, if any, will not exceed one basis point. If they will, please include acquired fund fees and expenses within the operating expenses per Item 3 of Form N-1A.

Response: The Trust confirms that acquired fund fees and expenses will not exceed one basis point.

8.Please confirm that there are no fee reimbursement/recoupment arrangements. If there are, recoupment terms must be noted in a footnote and are subject to the following conditions: (1) amounts may be recouped only within 3 years from that date when an amount is waived/reimbursed, (2) the Fund must be able to make the repayment to the adviser without exceeding the net expense ratio in place at the time such amounts were waived, and (3) the Fund must be able to make the repayment to the adviser without exceeding its current net expense ratio.

Response: The Trust confirms that there are no fee reimbursement/recoupment arrangements in place.

9.Please provide the example sufficiently in advance of effectiveness for review.

Response: The Trust confirms that the expense example will be provided sufficiently in advance of effectiveness for review.

10.General Instruction C.3(b) of Form N-1A states, “Other Information. A Fund may include, except in response to Items 2 through 8, information in the prospectus or the SAI that is not otherwise required.” Please conform the language of the Example to that of Form N-1A Item 3 with the exception of the term “mutual fund.”

Response: The Trust has updated the disclosure so that it is consistent with the relevant portion of the instruction from Form N-1A. The revised language is provided below:

This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

All Funds—Item 4—Principal Investment Strategies

11.Please define “significant capital expenditures” in the description for each index.

Response: The Trust incorporates by reference the response filed in the correspondence letter filed September 21, 2021.

12.With regard to “significant capital expenditures” and including a company that has “publicly presented itself as a company whose primary business activities are in one or more of the activities described above,” Rule 35d-1(a)(2) requires an 80% policy with respect to investments in the particular industry or industries suggested by a fund’s name. Please explain why these two selection categories are reasonable to define the securities that comprise an industry. In addition, please clarify whether publicly presenting a primary business activity means based on issuer’s primary SIC or other industry codes or classifications.

Response: The Trust incorporates by reference its response filed via the correspondence letter submitted on September 21, 2021.

13.Please disclose how weightings are redistributed when a constituent is above the maximum weighting.

Response: The Registration Statement has been revised accordingly. Any weight removed from an index’s constituents due to a limit is combined, and the combined weight then distributed proportionately (according to their index weighting) across the uncapped constituents of the index. So, where there are no subsectors the distribution is across all the index’s uncapped constituents, where there are subsectors, it’s redistributed only across the uncapped constituents of the relevant subsector.

14.The Funds state, “It is expected that the Fund will concentrate its investments in the sectors described above.” Please state the specific sectors. In addition, please supplementally confirm that the index is not concentrated in any particular industry or group of industries, or please revise the sentence. If the Fund will concentrate in an industry or group of industries, please add a concentration risk.

Response: The reference to “sector” in the above-referenced sentence has been deleted. The Registration Statement has been revised to disclose the industry or group of industries, if any, in which each Index is concentrated. The risks associated with investing in the industries in which each Index is concentrated are included in the risk disclosure in each Fund’s prospectus that discloses the risks of investing in the types of companies suggested by the respective Fund’s name (i.e., E-Commerce Companies Investing Risk, Fintech Companies Investing Risk, IOT Companies Investing Risk, Hotel and Lodging Companies Investing Risk, Residential and Apartment Real Estate Companies Investing Risk, Technology and E-Commerce Real Estate Companies Investing Risk, DNA Technology Company Risk (to be re-named)).

15.For all indexes with a maximum number of constituents, please explain how the rules- based methodology deals with a situation in which the number of eligible constituents according to the rules is greater than the maximum number of constituents of the index according to the rules.

Response: At each review period, the constituents are examined anew, in accordance with the methodology document. The process ranks all eligible companies in reverse order of float-adjusted market capitalization, and selects the appropriate number of constituents from the list – largest first, next largest next etc, until the required number is reached or no more eligible companies are available. Following is new language.

Where the number of eligible constituents exceeds the maximum allowable, the Fund will rank the constituents by float adjusted market capitalization and take the largest constituents until it has reached the maximum number allowed.

Strategic Fintech & Digital Payments Sector ETF—Item 4—Principal Investment Strategies

16.The Fund states, “Because the Fund will not invest directly in any cryptocurrency, it will not track price movements of any cryptocurrency.” To avoid confusion, please clarify in this sentence that the Fund will also not invest in cryptocurrency derivatives as noted in the first sentence of the paragraph.

Response: The Fund confirms that the following underlined text has been added to the disclosure.

Because the Fund will not invest directly in any cryptocurrency or cryptocurrency derivative, it will not track price movements of any cryptocurrency.

17.It appears that many of the companies the Fund may invest in will have only an indirect and perhaps not substantial involvement in the blockchain industry. If true, please prominently disclose such fact in both the principal strategy and risk sections (e.g., blockchain activities represent a minor part of a company, so growth of blockchain activities may not have a material impact on the company’s stock price).

Response: The Fund confirms that the following underlined text has been added to the disclosure.

Principal Strategy Language Addition
While the Fund may invest in companies that provide or support blockchain activities these activities may represent a small part of an issuer’s total operations, for this reason growth of blockchain activities may not have a material impact on the issuer’s stock price.

Principal Risk Language Addition
There is no assurance that widespread adoption will occur. A lack of expansion in the usage of blockchain technology could adversely affect fintech companies that use or support blockchain technology. At the same time a company may only have limited exposure to blockchain activities, which can limit that issuer’s ability to benefit from blockchain activities should they become more widely accepted.

Strategic Internet of Things Technology ETF—Item 4—Principal Investment Strategies

18.Pursuant to Rule 421 of the Securities Act, please provide a plain English explanation or definition for “software process extension.”

Response: Software process extension refers to a mechanism that allows users to make modifications/improvements to a program without changing the underlying source code. The Fund confirms that the following underlined text has been added to the disclosure.

Includes companies that develop applications that are responsible for data collection, device integration, real-time analytics, and software applications and software process extensions (i.e. processes designed to accommodate for future growth) within the Internet of Things network.

19.The Fund states, “Investments in any one of the sectors described above is limited to 35% of net assets as of [ ].” Please explain to the staff what date is contemplated in this placeholder. For example, is it of a date certain? In addition, please explain how a sector-based 35% limit will function with respect to the index and the Fund’s portfolio based on this date. We may have further comments based on response to this comment.

Response: The sector limitation is reviewed at each rebalance. The reviews occur on a quarterly basis using data from the last business day of February, May, August, and November. The language has been revised to clarify the review process. See the response to question 13 above for additional language on how the 35% limit would function.

Investments in any one of the sectors described above is limited to 35% of net assets, as of each rebalance date (described below.).

Strategic Residential & Apartment Real Estate ETF—Item 4—Principal Investment Strategies

20.The Fund states, “As of [], 2021, companies listed in the following countries were eligible for inclusion in the index . . . .” Earlier on the same page, the Fund states, “The Index is a rules-based index that consists of U.S.- and Canada-listed the [sic] companies....” In addition to correcting the typo noted in the previous sentence, please harmonize the two sentences.

Response: The Fund will only be investing in U.S. and Canada listed securities. The language has been revised to remove the reference to other countries.

Strategic CRISPR & Gene Editing Technology ETF—Item 4—Principal Investment Strategies

21.The Fund states, “The Index is a rules-based index that consists of the stocks or corresponding depositary receipts of companies (i) whose products or services are either predominately tied to DNA technology (including CRISPR & gene editing technology, gene editing development solutions, and gene editing sequencing solutions) or (ii) have stated their primary business to be in products or services focused on one or more of the sectors, as described below....” Although the Staff does not currently take issue with regard to the specific details of CRISPR and gene editing technology as they relate to the Fund’s name, the term “DNA technology” appears overly broad with reference to the Fund’s name in this sentence. Please explain why “DNA technology” is not misleading with reference to the fund’s name or revise this sentence. This comment also applies to the latter portion of the term “DNA modification systems, and technologies” in the CRISPR & Gene Editing Technologies paragraph.

Response: The National Human Genome Research Institute defines genome editing as a method that allows a scientist to change the DNA of an organism. However, in order to provide more clarity the Fund has replaced any reference to “DNA technology” with “DNA modification technology.” We believe the addition of the term modification further clarifies the business of issuers that would be captured by the Index. Likewise, the terms “DNA modification systems, and technologies” has been replaced by “DNA modification technologies.”

22.Pursuant to plain English principles under Rule 421 of the Securities Act, and for greatest clarity, please define and explain “CRISPR” and “gene editing technology” contemporaneously with their first uses in the principal investment strategy.

Response: Consistent with the National Human Genome Research Institute’s definition for CRISPR and gene editing technology the Fund has added the following disclosure:

CRISPR (Clustered Regularly Interspaced Short Palindromic Repeats) and gene editing technology refers to those methods that allow a scientist to change the DNA of an organism.

All Funds—Item 4—Principal Risks

23.On the basis of the Index Provider’s operating history and experience as an index provider, please consider adding an index provider risk disclosing the lack of experience and any related risk factors.

Response: The following language regarding index provider risk has been added.

Summary Description
Index Provider Risk. There is no assurance that the Index Provider, or any agents that act on its behalf, will compile the Index accurately, or that the Index will be determined, maintained, constructed, reconstituted, rebalanced, composed, calculated or disseminated accurately. The Index Provider relies on an independent calculation agent to calculate and disseminate the Index accurately. Any losses or costs associated with errors made by such calculation agent generally will be borne by the Fund and its shareholders. The Index Provider has not previously been an index provider, which may create additional risks for investing in the Fund.

Index Provider Risk. There is no assurance that the Index Provider, or any agents that act on its behalf, will compile an Index accurately, or that an Index will be determined, maintained, constructed, reconstituted, rebalanced, composed, calculated or disseminated accurately. The Index Provider relies on an independent calculation agent to calculate and disseminate the Index accurately. Any losses or costs associated with errors made by such calculation agent generally will be borne by the relevant Fund and its shareholders. To correct any such error, the Index Provider or its agents may carry out an unscheduled rebalance of the Index or other modification of Index constituents or weightings. When a Fund in turn rebalances its portfolio, any transaction costs and market exposure arising from such portfolio rebalancing will be borne by that Fund and its shareholders. Unscheduled rebalances also expose a Fund to additional tracking error risk. Errors in respect of the quality, accuracy, and completeness of the data used to compile the Index may occur from time to time and may not be identified and corrected by the Index Provider for a period of time or at all, particularly where the Index is less commonly used as a benchmark by funds or advisors. For example, during a period where the Index contains incorrect constituents, a Fund tracking the Index would have market exposure to such constituents and would be underexposed to the Index’s other constituents. Such errors may negatively impact the Fund and its shareholders. The Index Provider and its agents rely on various sources of information to assess the criteria of issuers included in the Index, including information that may be based on assumptions and estimates. Neither a Fund nor the Adviser can offer assurances that the Index’s calculation methodology or sources of information will provide an accurate assessment of included issuers. The Index Provider has not previously been an index provider, which may create additional risks for investing in the Fund.

24.Given the minimum market capitalization for each index of $300 million, please consider whether a microcap risk is appropriate for each fund.

Response: The Fund does not believe microcap risk should be included as a principal risk as the Fund does not anticipate that microcap securities will comprise a material amount of the Fund’s assets.

Strategic Fintech & Digital Payments Sector ETF—Item 4—Principal Risks

25.Please consider whether the following risk is appropriate: Third party product defects or vulnerabilities (i.e., the risk that blockchain systems built using third party products may be subject to technical defects or vulnerabilities beyond a company’s control).

Response: The Fund responds by adding the following risk as requested:

Third party product defects or vulnerabilities. Where blockchain systems are built using third party products, those products may contain technical defects or vulnerabilities beyond a company’s control. Open-source technologies that are used to build a blockchain application, may also introduce defects and vulnerabilities.

Strategic CRISPR & Gene Editing Technology ETF—Item 4—Principal Risks

26.Please consider whether the order of risks (specifically, the DNA Technology Company Risk) prioritizes the risks that are most likely to adversely affect the Fund’s net asset value, yield, and total return.

Response: The Fund has considered the order of risks and agrees that DNA Technology Company Risk was categorized improperly. The disclosure has been updated so that this risk is listed first.

Item 9—Principal Investment Strategies/Principal Risks/Non-Principal Risks

27.Pursuant to Item 9(a), please state each Fund’s investment objective(s).

Response: The following language has been added to the prospectus.

Each Fund’s investment objective is that it seeks to track the total return performance, before fees and expenses, of the relevant Index, as described above.

28.Pursuant to Item 9(b), please provide the following: “Implementation of Investment Objectives. Describe how the Fund intends to achieve its investment objectives. In the discussion: (1) Describe the Fund’s principal investment strategies, including the particular type or types of securities in which the Fund principally invests or will invest.”

Response: The Trust respectfully believes each Fund’s current Item 4 disclosure provides a complete and appropriate summary of the Fund’s objective and principal investment strategies, including its buy and sell strategies. The Trust notes that General Instruction 3(a) to Form N-1A states that “[i]nformation that is included in response to Items 2 through 8 need not be repeated elsewhere in the prospectus.” Therefore, consistent with Form N-1A instructions, the information is not repeated in response to Item 9 with respect to the Funds. Accordingly, the Trust has not revised either the Item 4 or Item 9 disclosure.

29.Please review the principal risks chart on p. 50 to ensure the correct risks are marked for each fund. For example, Real Estate Companies Risk and REIT Investment Risk are marked for the Strategic CRISPR and Gene Editing Technology ETF but do not appear in Item 4 for the Fund.

Response: The Trust confirms that the risk chart has been updated to correct any risks that were mistakenly marked or that were mistakenly omitted. The Trust confirms that the chart now corresponds to the disclosure appearing in Item 4 for each Fund.

30.If applicable, please disclose that purchases and redemptions of creation units primarily with cash, rather than through in-kind delivery of portfolio securities, may cause the ETF to incur certain costs. Please also disclose that these costs could include brokerage costs or taxable gains or losses that it might not have incurred if it had made redemption in- kind. In addition, please disclose that these costs could be imposed on the ETF, and thus decrease the ETF’s net asset value, to the extent that the costs are not offset by a transaction fee payable by an authorized participant.

Response: The Trust confirms that the following language has been added.

SAI
The fees discussed above may not be enough to cover the costs associated with the transaction. In this instance the costs would be borne by the Fund and would decrease the Fund’s net asset value.

Prospectus
A Fund may include a payment of cash in addition to, or in place of, the delivery of a basket of securities upon the redemption of Creation Units. A Fund may sell portfolio securities to obtain the cash needed to distribute redemption proceeds. This may cause the Fund to recognize investment income and/or capital gains or losses that it might not have recognized if it had completely satisfied the redemption in-kind. As a result, a Fund may be less tax efficient if it includes such a cash payment in the proceeds paid upon the redemption of Creation Units.

31.On p. 54, under the heading “Foreign Securities Risk,” the Trust discusses investing in securities issued by the U.S. government. Please provide an appropriate separate heading for this paragraph.

Response: The Trust confirms that this heading has been added.

32.In Item 9 principal risks, several risks discuss a risk applicable to “the Fund” without being specific. For example, please see the Hotel and Lodging Companies Investing Risk. For the avoidance of confusion, please revise such risks where appropriate to be specific to an applicable fund.

Response: The Trust confirms that an identifier has been added to those risks that are relevant to a particular Fund or Funds.

33.Please consider the following from ADI 2019-08 - Improving Principal Risks Disclosure: “The staff encourages funds to disclose non-principal risks (and non-principal investment strategies) in the fund’s statement of additional information rather than in the fund’s prospectus. The staff believes that including this disclosure in the prospectus may overwhelm other important information.”

Response: The Trust has moved the few items under the heading non-principal risk from the prospectus to an appropriate section of the statement of additional information.

Manager of Managers Structure

34.When does the Trust plan to file for the exemptive relief discussed on p. 59? Please be aware that the Staff will not accelerate an N-1A that does not provide sub-advisory fee information without an appropriate exemptive order.

Response: The Trust filed for exemptive relief on October 4, 2021. However, the Trust understands that the application will not be dealt with prior to the effective date and for this reason the Trust confirms that appropriate sub-advisory fee information will be included in advance of effectiveness for review.

Additional Information on Buying and Selling Fund Shares

35.Item 11(a)(1) of Form N-1A states, “(a) Pricing of Fund Shares. Describe the procedures for pricing the Fund’s shares, including: (1) An explanation that the price of Fund shares is based on the Fund’s net asset value and the method used to value Fund shares (market price, fair value, or amortized cost); except that if the Fund is an Exchange-Traded Fund, an explanation that the price of Fund shares is based on a market price.” On p. 61, or another appropriate location in the Prospectus, please discuss ETF market pricing.

Response: The Trust confirms that the following disclosure, which describes the pricing of fund shares that is most important to a shareholder is the market price, is included in the summary section for each Fund. In addition to the following disclosure, we have added additional language in the statutory section.

Summary Section

Shares are listed on the Exchange, and individual Shares may only be bought and sold in the secondary market through brokers at market prices, rather than NAV. Because Shares trade at market prices rather than NAV, Shares may trade at a price greater than NAV (premium) or less than NAV (discount).
The Fund issues and redeems Shares at NAV only in large blocks known as “Creation Units,” which only APs (typically, broker-dealers) may purchase or redeem. The Fund generally issues and redeems Creation Units in exchange for a portfolio of securities and/or a designated amount of U.S. cash.
Investors may incur costs attributable to the difference between the highest price a buyer is willing to pay to purchase Shares (bid) and the lowest price a seller is willing to accept for Shares (ask) when buying or selling Shares in the secondary market (the “bid-ask spread”). Recent information about the Fund, including its NAV, market price, premiums and discounts, and bid-ask spreads is available on the Fund’s website at www.[website].com

Statutory Section

“ADDITIONAL INFORMATION ON BUYING AND SELLING FUND SHARES”

Each Fund issues and redeems Shares at NAV only in Creation Units. Only APs may acquire Shares directly from a Fund, and only APs may tender their Shares for redemption directly to the Fund, at NAV. APs must be a member or participant of a clearing agency registered with the SEC and must execute a Participant Agreement that has been agreed to by the Distributor (defined below), and that has been accepted by the Fund’s transfer agent, with respect to purchases and redemptions of Creation Units. Once created, Shares trade in the secondary market in quantities less than a Creation Unit.

Each Fund’s shares are listed for secondary trading on the Exchange. When you buy or sell a Fund’s shares on the secondary market, you will pay or receive the market price. You may incur customary brokerage commissions and charges and may pay some or all of the spread between the bid and the offered price in the secondary market on each leg of a round trip (purchase and sale) transaction. The shares will trade on the Exchange at prices that may differ to varying degrees from the daily NAV of the shares. The Exchange is generally open Monday through Friday and is closed weekends and the following holidays: New Year’s Day, Martin Luther King, Jr. Day, Presidents’ Day, Good Friday, Memorial Day, Independence Day, Labor Day, Thanksgiving Day, and Christmas Day.

NAV per share for a Fund is computed by dividing the value of the net assets of the Fund (i.e., the value of its total assets less total liabilities) by its total number of shares outstanding. Expenses and fees, including management and distribution fees, if any, are accrued daily and taken into account for purposes of determining NAV. NAV is determined each business day, normally as of the close of regular trading of the New York Stock Exchange (ordinarily 4:00 p.m., Eastern time).

When determining NAV, the value of a Fund’s portfolio securities is based on market prices of the securities, which generally means a valuation obtained from an exchange or other market (or based on a price quotation or other equivalent indication of the value supplied by an exchange or other market) or a valuation obtained from an independent pricing service. If a security’s market price is not readily available or does not otherwise accurately reflect the fair value of the security, the security will be valued by another method that the Board believes will better reflect fair value in accordance with the Trust’s valuation policies and procedures. Fair value pricing may be used in a variety of circumstances, including, but not limited to, situations when the value of a security in a Fund’s portfolio has been materially affected by events occurring after the close of the market on which the security is principally traded but prior to the close of the Exchange (such as in the case of a corporate action or other news that may materially affect the price of a security) or trading in a security has been suspended or halted. Accordingly, the Fund’s NAV may reflect certain portfolio securities’ fair values rather than their market prices.

Fair value pricing involves subjective judgments and it is possible that a fair value determination for a security will materially differ from the value that could be realized upon the sale of the security. In addition, fair value pricing could result in a difference between the prices used to calculate a Fund’s NAV and the prices used by the Fund’s Index. This may result in a difference between a Fund’s performance and the performance of the Fund’s Index.

The Funds invest in non-U.S. securities. Non-U.S. securities held by a Fund may trade on weekends or other days when the Fund does not price its shares. As a result, the Fund’s NAV may change on days when Authorized Participants will not be able to purchase or redeem Fund shares.

Investments by Registered Investment Companies

36.On p. 62, the Trust states, “Registered investment companies are permitted to invest in each Fund beyond the limits set forth in section 12(d)(1) subject to certain terms and conditions set forth in an SEC exemptive order issued to the Trust, including that such investment companies enter into an agreement with the applicable Fund(s).” This language appears to be boilerplate language prior to recent Rule 12d1-4. Please revise the language, or explain why it should remain.

Response: The Trust has replaced the disclosure with the following text.

Section 12 of the 1940 Act restricts investments by registered investment companies in the securities of other investment companies, including shares of each Fund. However, registered investment companies are permitted to invest in each Fund beyond the limits set forth in section 12 when they comply with rules adopted by the SEC and comply with the necessary conditions.

Statement of Additional Information

Item 16—Description of the Fund and Its Investments and Risks—Unsponsored Depositary Receipts

37.On p. 5, the Trust states, “In addition, all Depositary Receipts generally must be sponsored; however, the Funds may invest in unsponsored Depositary Receipts under certain limited circumstances.” Please disclose and describe the “limited circumstances” under which unsponsored Depositary Receipts will be utilized.

Response: As noted in the disclosure the investment by a Fund in an unsponsored Depositary Receipt would be in very limited circumstances. While the Registrant cannot reasonably foresee all of the reasons why the usage of an unsponsored Depositary Receipt would be necessary the Registration Statement has been revised to provide the following example:

For example, if an Index were to list a holding that is in a foreign market that is not accessible to the Fund, it may be necessary to gain exposure through an Depositary Receipt. If a Depositary Receipt does not exist for that issuer and they are unwilling to support the creation of the Depositary Receipt the Registrant may seek the support of a bank in order to gain this exposure.

Portfolio Holdings Disclosure Policies and Procedures

38.On p. 15, the Trust states, “As exchange-traded funds, information about each Fund’s portfolio holdings is made available on a daily basis in accordance with the provisions of an Order of the SEC applicable to the Funds....” Please confirm and explain why this portion of the sentence is correct given the apparent applicability of Rule 6c-11 of the 1940 Act.

Response: The language related to the Trust’s portfolio holdings disclosure policy has been replaced with the following language.

The Board has adopted a policy regarding the disclosure of information about each Fund’s security holdings. Each Fund’s entire portfolio holdings are publicly disseminated each day a Fund is open for business and may be available through financial reporting and news services, including publicly available internet web sites. In addition, the composition of the Deposit Securities (as defined below) is publicly disseminated daily prior to the opening of the Exchange via the National Securities Clearing Corporation (“NSCC”).

Item 17(a)(1)—Management Information

39.On p. 19, the Trust indicates that Kevin Kelly oversees six portfolios in the fund complex. However, there are seven ETFs in the registration statement. Please revise this accordingly, or explain why it is correct.

Response: The language has been updated to reference seven portfolios.

Item 17(c)—Board Compensation

40.Please confirm that there will be no retirement benefits program reportable under Item 17(c) of Form N-1A.

Response: The Trust confirms that there will be no retirement benefits program reportable under Item 17(c) of Form N-1A.

Item 19—Investment Advisory and Other Services

41.Regarding the Sub-Advisory Agreement discussion on p. 22, Section 15(a)(3) of the 1940 Act states that the investment adviser is not to be given more than 60 days’ written notice of termination. Please explain how the language of “not less than 60 days’ written notice to the Sub-Adviser” is compliant with the 1940 Act, or revise the sentence.

Response: The language has been updated to reference the notice period as 60 days. This is consistent with the language of the sub-advisory agreement.

The Sub-Advisory Agreement will terminate automatically in the event of its assignment, and is terminable at any time without penalty (i) by the Board, by the Adviser, or by a majority of the outstanding Shares of the Fund, upon 60 days’ written notice to the Sub-Adviser, or (ii) by the Sub-Adviser on 90 days’ written notice to the Adviser and the Trust.

Part C

Item 28(h)—Other Material Contracts

42.Registrants should include the index license or sublicense agreement to which a fund is a party as an exhibit to the registration statement, if applicable, as it is considered an “other material contract” pursuant to Item 28(h) of Form N-1A.

Response: The Adviser and Index Provider have entered into an agreement to license the use of the Indexes to be used in operating the Funds. The Trust and Funds are not parties to this agreement. Because the Trust is not a party to the agreement described above between the Index Provider and the Adviser, the Trust respectfully maintains that it is not necessary to file such agreement as an exhibit to the Registration Statement.

Item 28(m)—Rule 12b-1 Plan

43.Given that it appears 12b-1 fees will be charged, please explain why the 12b-1 Plan is not applicable.

Response: While the Trust has adopted a 12b-1 Plan it does not intend on making any payments under the plan at this time. The language referenced in Part C has been revised and the plan will be filed prior to the effective date.

Item 35—Undertakings

44.Please explain why is there no Item 35 undertaking related to Section 14(a)(3) of the 1940 Act regarding seed capital, or provide an undertaking.

Response: The Trust has revised the language as shown below:

The Registrant will file by amendment to the registration statement certified financial statements showing the initial capital for the Trust.

45.Is a party other than a fund’s sponsor or one of its affiliates providing each Fund’s initial (seed) capital? If yes, please supplementally identify the party providing the seed capital, and describe their relationship with the Funds.

Response: The Trust confirms that the initial seed capital will not be provided by a party other than the sponsor or one of its affiliates.

If you have any questions regarding the above responses, please contact the undersigned at (520) 260-1845.

Sincerely,
/s/ Ryan Charles

Ryan Charles
For U.S. Bank Global Fund Services

cc: Eric Simanek, Sullivan & Worcester LLP